

ESŌES COSMETICS

Fighting Drug Facilitated Assault + Violence With Patented Smart Safety Cosmetics

esoescosmetics.com   Las Vegas, NV   [f] [Instagram] [TikTok]

Technology   Female Founder   Hardware   Consumer Goods   Retail

Highlights

1   We went from concept to market in 18 months + sold out our first product run in over 40 states.

2   We started shipping product in August 2022 with $30,000 in pre-sales

3. We have an epic utility patent on our product and a patent pending on our software.

4. We've had over 10 million views on social media + have 75K+ authentic social media followers

5. We hired the scientist + engineer who created the drug detection nail polish for our dev team

6. We have built a patented tech enabled lipstick that could save your life

7. We raised $350K with a friends & fam round + 60 angel investors pre-product launch

8. We've done 60+ media stories on Esōes and we were casted on Entrepreneur Elevator Pitch Season 10

Our Team



Joy Hoover Inventor, Founder, and CEO

3rd time founder in the women's safety space, 13+ years experience as an entrepreneur, Raised over $7million in cash + investments through previous ventures, Accomplished Tedx Speaker, Unstoppable force for good.



Philip Hoover Co-Founder and CXO

3rd time co-founder in women's safety space, 13+ years of experience in tech, customer service + entrepreneurship, Accomplished corporate + customer service trainer, Passionate ally.

Pitch

Hi, my name is Joy Hoover, and if I don't know you yet, I'm so excited to meet you! I'm here to share a bit of our story of our last 13+ years as Women's Safety Activists and share just why we're the right company to link arms with in fighting the epidemic of drug facilitated sexual assault and violence! If you're not a reader, here's a TLDR in art form for you!





1 in 4 women experience violence in their lifetime.
So we created a lipstick that could save your life
With fifty 5 star reviews, we've sold out & shipped to 40 states!
Now we're inviting you to invest in our Lipstick Revolution
INVEST IN THE LIPSTICK REVOLUTION.

But if you like stories, have I got a story for you!! Here it goes...

Our journey started in 2010 when we sold 90% of our belongings in Michigan and packed up our little Jetta with a few suitcases and moved to Las Vegas.



The day after we arrived in Vegas, we started connecting with + serving our community. We worked with thousands of survivors providing resources + support & helping many of them leave abusive situations. Through this, we truly learned what courage looks like.





And then suddenly it became very personal to us. My Father-in-Law was abusive for the entirety of my partner Phil's life, and on April 10, 2013, he took the life of my mother-in-law, brother-in-law, and himself.

Double Murder/Suicide – Marcia Hoover (Newaygo County, MI)







EWAYGO COUNTY, MI — It was a 911 call from Marcia Faye Hoover, Charles Hoover's wife, that drew police around 1:45 p.m. Wednesday to the couple's Lilley Township residence, police told MLive today.

GRAND RAPIDS

911 call: 'He's coming after me. He's going to shoot me,' slain Newaygo County wife says

Published: Apr. 11, 2013, 10:35 p.m.

By John Tunison | jtunison@mlive.com

UPDATE: Newaygo County double homicide,suicide: Answers elusive for survivors

NEWAYGO COUNTY, MI -- In a graphic 911 call, Marcia Hoover is breathless and clearly

Hoover told dispatchers her husband had shot the couple's adult son, also named Charles Hoover.

That was the last time Marcia Hoover would talk to the police.

in distress as she tells a 911 dispatcher that her husband is about to shoot her.

"He's coming after me. He's going to shoot me," Marcia Hoover yells to the dispatcher on Wednesday, April 10.

So the mission became even more important & the more we learned about trafficking and abuse, the more we realized the enormous amount of barriers that impacted survivors. So we created fundraising systems that allowed thousands of people to link arms with us and collectively meet the increased need.





funraise Get a demo

400% Increase in Recurring Revenue for Anti-Trafficking Nonprofit

Erin Booker

· March 2, 2020 · 5 minutes

Nonprofit Trends Case Studies

As we worked to partner with our community - we were honored with some incredible awards like the Champion of Justice in Service alongside folks from the UNLV Immigration Center and our previous

Sheriff, now current Governor.



We also had the opportunity to bring on real estate investors + donors to raise over $2M in investments + cash so we could start building a safe space for survivors to heal while earning income so they could rebuild their lives!



And then in October 2021 we knew we had to take the next step. We were so pissed off that after almost 12 years of working to fight the epidemic of violence, the numbers weren't decreasing - in fact they were increasing by about 2.9% year over year! I had this wild idea of Safety Cosmetics and after bringing on a legal + dev team, Esoes Cosmetics Inc. was started. This was our very first drawing created by 2 amazing engineering students Bo Baird & Lili Heim!



We invited 100 of our friends and supporters to our backyard where we ate charcuterie & shared the vision of a social enterprise with a mission to fight drug facilitated sexual assault and violence. The response was palpable and we were able to raise a friends & family round of $50,000!





2022 started out with a bang for Esoes as we brought on a badass Marketing Advisor Korina Edwards & seasoned Financial Advisor Mike Fitzpatrick with a combined 30 years of experience scaling startups! With their support I started pitching investors & working to bring on the Dev team of my dreams! These powerful women were anchors in our first pre-seed investment fund & they believed in me before we even had a prototype in hand!



In May of 2022 after 8 months of pursuing my dream scientist on linked in, he finally offered to take a meeting with me! Nick was the head scientist for a drug testing nail polish that unfortunately never went to market. But because I knew he had so much experience in lateral flow technology, I knew we needed him! To my surprise, Nick also brought the head engineer from the nail polish project, Adam on the call where they both shared their excitement about Esoes! We hired Nick, Adam, and their whole team of scientists, engineers, and developers at Kymanox to create our safety device and handle quality assurance + production of our rufie test strips! Combining science + technology + beauty inside a lipstick felt impossible - but with this team of experts, we built a prototype for a tech enabled lipstick that could save your life in just 6 months! This is Nick, Adam & I at our prototype launch party eating cake to celebrate after they flew in to help me present the magic to all our investors & supporters!





We also worked with a phenomenal team of software developers to create our Esoes Safety App that can be found in both iOS & Google Play stores. Not only is it GORG, it has so many incredible features that the ZooZoo Web Team brought to life!



NEVER WALK ALONE WITH OUR ESŌES
PANIC BUTTON + CUSTOMIZABLE SAFETY APP
DEVICE - CLICK ONE
LOCATION FUNCTION
SEND LOCATION TO: BESTIES
DEVICE - CLICK TWO
SMS FUNCTION
SEND SMS TO: BESTIES
DEVICE - CLICK THREE
RECORD FUNCTION
RECORD AUDIO
EMERGENCY FUNCTION
CONTACT EMERGENCY SERVICES
Name: Best Friend
Phone: +1 (702)
EDIT PROFILE
Detected: Yes
Clicks: 3
Last Clicked: Tue Jun 13 2023 21:18:07 GMT-0700 (Pacific Daylight Time)
Emergency Services Active: Active
CANCEL EMERGENCY ALARM
Enter your PIN to confirm cancellation
CANCEL
OK
SET HOME LOCATION
North Las Vegas
Las Vegas
Sunrise Manor
Paradise
Enterprise
Current Location
ENTER THE TEXT TO SELECTED CONTACTS
This message copy should read something like:
Hi, I have an emergency, can you call me ASAP and track my movements
Hi! I just tested my drink and I'm seeing 1 line - I've been drugged and I need help immediately!!
SAVE MESSAGE
ENTER THE VOICE MESSAGE TO SELECTED CONTACTS
This message copy should read something like:
I'm out at Omni with a guy I just met. I'm feeling a little nervous, could you just call me back right away.
I'm out at Omni with a guy I just met. I'm feeling a little nervous, could you just call me back right away.

With a product + app prototypes in hand, we were able to bring on over 60 investors and raise over $300K through a Special Purpose Vehicle Fund. Our investors are 85% female + survivors and we love having male

allies to add to the mix! Our investors live all over the country and they have been our biggest cheerleaders & were the first to share product feedback!



As we started sharing our product on social media, MILLIONS of people showed their support & the most heartbreaking stories started rolling in. If we had any doubt that this product was needed, this showed us how much people all over the globe were interested in our product and we gained over 75K followers + $30K in pre-sales!!


maxiesutton855
When will these be available for other countries like Australia?
5m Reply
wildberrycreations ▸ esoescosmetics
It was definitely life changing. I absolutely will not drink out like that again.
1d Reply 1
justmeitzalyshahere
It happend me the first time in my drink 14-02-1
31m Reply 1
wildberrycreations ▸ justmeitzalyshahere
I am so sorry, my 1st time was 3.18.08 at my own home by a guy who was in my Christian Group in college. I literally trust only my husband!
savvyswitch
I was a 14 year old who had never done anything more than kiss someone. I don't remember anything after thinking the sprite tasted funny. THANKYOU.
1d Reply 1
Liked by creator
lilliejones2020
Explain how this works! I need 6
2d Reply 25
sal_kjs19
But how does this work? so I can get like 1000.
8h Reply
Liked by creator
kennzie2.000
I'm heading off to college in a big city in a few months. definitely need one, can't have a 4th
sotypicalinuk
Sich a great idea, thank you for your work
You're saving a lot of lives
9h Reply 1
Liked by creator
where can I get this product and how much is it????
3d Reply
Liked by creator
katvolk27
I would like 30 thank you
2d Reply
i.love.cherry.berry
I'm only 14
denimyte
This. I needed this 3 years ago, and I'm gonna make sure everyone I care about has one. I don't care if I can't afford myself one as long as I know
6h Reply
My fiancé is ready to order some for me and my bestie for our girls night
2d Reply 3
1h Reply
enfermagemnossa
noir_txeru
This is the smartest thing I've seen on tik tok.
2d Reply 100
watchgirltt
Do you ship to Brazil?
1h Reply 1
I need to say is that I love you. I'm only 14
I've gotten drugged, and kidnapped before, I'm fine now but I need this in my life.
Shut up and take my money!
1d Reply 1
Liked by creator
gaimaria5
I Want!!!! I'm from México, can I get it????
2d Reply 1
Liked by creator
bxsugar38
thank you queen for thinking about us. thi sooo smart blessings



Will it arrive in Latin America?
denimyte
that they're safe, and this is exactly what they need. discreet and better than the "safety keychains"
ralynniegirl
How do I get one?!?! My bestfriend was ruffed a month or two ago and this could help us be safer!!!
curiocait
i VERY rarely see something and feel burning need to have it. this is one of things.
jessxkavelman
This is amazing. Must get one ASAP
theartist_heron
that's genius
emosmodena
TAKE MY MONEY SIS
kennzie2.000
I'm heading off to college in a big city in a few months. definitely need one, can't have a 4th
alexchan2020 › esoescosmetics
I hope they get to europe too someday...it will be needed
thecolorofmyenergy
I needed this last year
cheywilliams0
Ppl need to know about this!!!! This is top
Reply
Liked by creator

Media also went wild for Esoes and we were featured in over 60 media stories nationwide and even landed a feature in a Polish publication!!

Las Vegas Review-Journal
Lipstick tube from Las Vegas company tests for date-rape drugs, can call 911
Oct 29, 2022
KTNV
A lipstick revolution: New cosmetic line hopes to combat domestic violence and date rape
Oct 30, 2022
Cosmetics Design
Lipstick startup Esōes launches smart lipstick with date rape drug detection and Bluetooth safety...
Dec 20, 2022
Deseret News
Esoes cosmetics is making safety a first priority in the beauty market
Nov 2, 2022
8 News NOW
Las Vegas couple gets creative with women's safety device
Oct 30, 2022
KTNV
Users of date rape detection lipstick say it helped save their lives
RACJA NEWS
POMADKA - NIEZBĘDNI NA DYSKOTECE
Start up z Las Vegas - Esoes Cosmet prowadzi pre-order genialnych pomad ch opakowania mają schowane specj paski z czytnikami, na które można nanieść drink i sprawdzić, czy do drin został dodany narkotyk zawierając benzodiazepiny - popularny składn pigułek dodawanych do drinków.
@racjapielegnacja
Joy Hoover and Esoes
Building a Safer World – One Lipstick at a Time
Website: esoescosmetics.com
KSNV
Las Vegas cosmetics company hosts relationship safety panel
Feb 5, 2023
Nevada Public Radio
Las Vegas woman creates cosmetics that double as safety device
Jan 3, 2023
ABC7 Chicago
Technology-advanced lipstick, app created by Esōes Cosmetics to help prevent date rape, domestic...
Oct 29, 2022
KSNV
Las Vegas company launches lipstick to test for date rape drugs, call 911
Dec 2, 2022
esoes cosmetics news
Woman invents lipstick and app that can help prevent assault
Oct 29, 2022

We also got SUPER exciting news in July that our utility patent was granted as were both our trademarks, and our software patent was just recently converted!



To Promote the Progress of Science and Useful Arts
The Director
of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.
Therefore, this United States


grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.
Katherine Kelly Vidal
Director of the United States Patent and Trademark Office

We created our own proprietary bluetooth & brought on a Las Vegas based lipstick + device manufacturer and despite all the wild hurdles, we were able to get product into all our pre-buyers hands the first week of August! We've spent the past few months hearing feedback, editing the product a few times as we test V1 & V2 with customers, all while working to find our product market fit!





We also launched some kickass merch which you will have the

We also launched some kickass merch which you will have the
sexual assault + violence & linked arms as they made a commitment to
keep customers in their establishments safe and supported!

So why do we need you?! Well, we are ready to get our V3 safety lipstick
manufactured in massive quantities to meet our customer demand, add
new lip colors + product features, expand our app capabilities, increase
our rufie test strips ability to test more beverages & eventually detect
more drugs and expand our community to take Esoes to the next level!
So we are super excited to invite you into our lipstick revolution! Have
any questions? Don't hesitate to reach out to us at:
hello@esoescosmetics.com & check out our professional pitch deck
below for lots more info! Let's do this!!!



Fighting the Epidemic of Drug Facilitated Sexual Assault + Violence

The Statistics

(Sources: WHO,

RAINN, Alcohol.org)



1 in 4 Women in the US
have been subjected to physical or sexual violence in their lifetime

82% of Women
have thought about their safety while dating

13 - 30 Minutes
most drugs used to spike drinks take 13-30 minutes to take effect

56% of Women
have had their drinks spiked





Esōes Anchor Angels

Welcome to the Lipstick Revolution



Our Solution

Smart Safety Cosmetics

First up | Safety Lipstick

> Fully sealed chamber for diagnostic accuracy roofie drink testing strips
> Bluetooth panic button that connects with our customizable safety app
> Interchangeable liquid lipstick/lipgloss
> *Patent Submission: 10.27.21*
> *Patent Converted: 10.27.22*
> *Patent Issued: 10.24.23*
> *U.S. Patent No. 11,796,478*



Try Pitch

Made in Nevada



4

600
cosmetic container
60 system
container body
620
chemical presence indicator
632
660
moisture absorber
610
container cap
650
cosmetic item
chemical testing assembly
630
640
Alert module

The Specs

Try Pitch

Patent Pending Software | Esōes Safety App in iOS + Google Play Stores

Submission to USPTO: 10.27.22 | U.S. Provisional Patent Application No. 63/420,076









PERSONALIZED SAFETY PLAN WITH YOUR CONTACTS!
actions
contacts
location
certification
ENTER THE TEXT TO SELECTED CONTACTS
Hi! I just tested my drink and I'm seeing 1 line - I've been drugged and I need help immediately!!
SAVE MESSAGE
CREATE PROFILE + PIN NUMBER FOR EMERGENCIES
EDIT PROFILE
CANCEL EMERGENCY ALARM
CANCEL
OK
SET HOME LOCATION
Las Vegas

   

CUSTOMIZE YOUR TEXT OR PHONE MESSAGE!   **SEND YOUR LOCATION COORDINATES!**

> Currently have the only Benzodiazepine test strips on the market

> Finalizing a contract for the only combination drink test strip that tests for GHB/Ketamine/Benzodiazepines available in the US w/option for exclusivity

> Co-Branding strips now available

> Our Test Strips interact with our patent pending customizable safety app

> California just passed AB1013 & now all 2400 businesses with liquor licenses have to carry test strips by July 1st!

> Joining the Coalition to help implement AB1013 as well as to help pass other bills which will require all Cal State Universities & Community Colleges to carry test strips

Drink Test Strips



> Launched *Sip Safe Campaign* partnership with businesses across the US to co-brand test strips as well as co-market Esōes to all their customers for test strip reorders + tech enabled lipstick sales! 7

Our Market

TAM | $31.7 Billion
US Beauty Market in 2023

TAM | $3.7 Billion
Drug & Alcohol Test Kit Market 2023 (Without Benzo/GHB/Ketamine Strips)

SOM | $10.1 Million
Projected Esōes Sales Revenue Through FY'25



How We'll Make Money | Safety Cosmetics + App + Test Strips
$35,000 in Sales

B2C | ESŌES STARTER PACK + APP

PRODUCT	ESŌES+ APP
$64.95/UNIT	$69.95/YR

$195 | LTV

$15 | COGS (large batch starter packs)
$30 | COGS (small batch starter packs)
$14.95 | Lip Color Refills
$3.50 | Test Strip Refills
$2.50 | 500+ Co-Brandable Test Strips
$1.43 | 100K+ Co-Brandable Test Strips
$1.49 | Co-Brandable Latex Cup Covers

`Try Pitch`

B2B | WHOLESALE

PRODUCT	APP
$39.95 /1000+ UNITS	$34.95 (6 MO FREE)
$49.95 /100+ UNITS	$54.95 (3 MO FREE)

Key Partners + Vendors
> Bar/Restaurant Partners
> Festival Partnerships
> University Partnerships
> Real Estate Brokerage Partnerships
> Co-brand Partnerships | Shades by Shan & other indie brands



How We'll Make Money | B2B Accredited Safe Space Certifications

B2B Lead Gen - $35,000 in Sales

SMALL BUSINESS PACKAGE | $500

> 90-min of Instruction

> 1-year Certification as an Esōes Certified Space

> Premier Logo Placement on our Website as one of our Safe Space Small Business Partners

> Co-Branded Test Strips starting @ $500 MOQ



`Try Pitch`

CORPORATE PACKAGE | $5,000

> All Items in Small Business Package

> Monthly Safety Consulting Call

> 20 Esōes Smart Safety Starter Kits

> Access to all Premium Esōes Resources

> Online Community With Other Safe Space Certified Businesses

> Co-Branded Marketing + Other Partnership Opportunities





How We Reach Our Customers
10+ Million Views, 85,000+ Social Followers & 60+ Media Stories to Date

| COMMUNITY EVENTS | COLLEGE TOUR | BAR PARTNERSHIPS | FESTIVALS & EVENTS | | INFLUENCER MARKETING | ORGANIC SOCIAL | PAID SEARCH + SOCIAL |











Tiktok Data
Total Viewers
2,862,666

• 94% Female   • 6% Male

Age
18-24

  

		59%
25-34		28%
35-44		9%
45-54		2%
55+		

Competitors + Our Ecosystem of Solutions

	esōēs $64.95	nightcap $11.99	she's birdie $129	ADT INVISAWEAR $149	knōpe $20
Drink Testing Product	✓				✓
Bluetooth Safety Activation	✓		✓	✓	
Cup Cover	✓	✓	✓		
Education	✓				
Community Give Back	✓				

Joy Hoover | CEO, Inventor, Founder

> 13+ years of Entrepreneurship

> $7.5M+ raised

> 3X Founder in Women's Safety Space

> Accomplished TEDx Public Speaker

> WODA 2022 Entrepreneur of the Year

  





Philip Hoover | Chief Experience Officer
13+ years of experience in Tech, Customer Service + Entrepreneurship
Co-Founder + Chief Experience Officer at Esōes
Market Trainer and Genius at Apple
Co-Founder of The Cupcake Girls + Local For All





Annette Mullin| Safe Space Certification Training Lead

The Team





24+ years of experience in Law Enforcement + Crime Prevention Training
Police Sergeant, LVMPD
Specialized in Sexual Assault, Abuse, & Crisis Negotiations
Built + Facilitated Local and International Crime Prevention Seminars



Mike Fitzpatrick | Fractional CFO Advisor
20+ years of experience in Finance, Fundraising, Operations + OKR
CFO, Freeland Spirits
Finance Manager to Senior Director, at Nike
Secured over $50M in Seed and Series A funding from investors
including Battery Ventures, OpenView and Foundry.




Maddi Godard | Artist & Creative Director
15+ years of experience in Traditional + Digital Art, Social Media, Marketing
Traditional Artist with art in Allegiant Stadium & Michael Godard Gallery
Social Media Manager Mecha Fight Club

Try Pitch

Esōes Highlights!

PRODUCT DEVELOPMENT

DRINK TEST STRIP
+Contracted with Kymanox for all scientific + engineering designs
+Tested first round of beverage categories with all benzos and have full quality assurance testing in hand
+Branded, designed + purchased first 10K test strips

ESŌES APP
+Contracted with Zoo Zoo Web to build, design & finalize app
+App approved and in iOS & Google Play Stores

BLUETOOTH TECHNOLOGY
+Created our own proprietary firmware + software with Holyiot
+Finalized bluetooth design + testing
+Purchased + received first 1000 units

MANUFACTURING
+Contracted with Las Vegas based Manufacturer Unlimited Custom Creations
+First 500 safety lipstick devices delivered to prebuyers as we work to find PMF + V2 revised version delivered
+Redesigned safety lipstick devices + launched V3

GO TO MARKET

SALES
+ $35K in safety lipsticks sales
+ $35K in education + test strip sales
+Shipped product to over 45 States
+50 5-Star Reviews

MEDIA COVERAGE + SOCIAL MEDIA
+Over 50 news stories completed with 95 million+ audience in over 10 states
   News3LV Segment: Link to listen here
   KTNV Segment: Link to listen
+10 million+ views on tik tok
+Over 80K+ followers on social media
+Secured collabs with 2 influencers with 26 million+ followers
+Got casted for Entrepreneur Media's Elevator Pitch & Esōes's episode aired Dec 13th

WEBSITE / BRANDING
+Custom logo created by Simon Walker
+Website designed and finalized
+Marketing + instructional videos complete
+Hand-drawn packaging + merch by Artist Maddi Godard
+Now Co-Branding test strips with businesses

BUSINESS OPS

FINANCIALS
+Raised $400K with Angels
+Established by-month cash forecast

LEGAL
+2 Trademarks approved & ready for conversion
+Product patent issued June '23
+Technology patent pending

TEAM
+Ambassadors, investors, and partners in place to support development timelines

Try Pitch



Fundraise + Use of Funds
$750k Pre-Seed | $400k Raised to Date





> SAFE note
> 20% Discount
> 7 Mil Cap

$124,000 of this total is currently being raised on Wefunder.

Esōes Financial Projections

Key Outputs	FY22	FY23	FY24	FY25	FY26
Units Sold					
Starter Pack	366	289	42,294	147,887	184,859
Test Strips	-	48	530,260	2,387,429	2,984,286
Liquid Lipstick	-	14	8,473	29,577	36,972
Cup Cover	-	-	105,540	477,486	596,857
Total Units Sold	**366**	**351**	**686,567**	**3,042,379**	**3,802,973**
Total Net Sales $$	$ 35,684	$ 56,517	$ 4,332,161	$ 16,576,286	$ 33,152,572
vs. LY		58%	7565%	283%	100%
Gross Profit	$ 35,684	$ 17,447	$ 2,373,339	$ 12,373,352	$ 25,365,372
Gross Margin		31%	55%	75%	77%
OpEx	57,212	82,565	686,452	5,121,293	10,242,585
Net Income	$ (21,528)	$ (65,118)	$ 1,686,887	$ 7,252,059	$ 15,122,786
Op Margin		-115%	39%	44%	46%
Ending Cash Balance	$ 4,674	$ 2,646	$ 1,273,275	$ 7,425,334	$ 22,548,120



Future projections cannot be guaranteed.